Filed pursuant to Rule 433
Registration No. 333-160448 and 333-160448-01
July 7, 2009
Vale Capital II
US$649,213,250
6.75% Guaranteed Notes due 2012, Series VALE.P-2012
Mandatorily Convertible into American Depositary Shares,
each representing one preferred class A share of Vale S.A. (the “preferred ADSs”)

Issuer:	Vale Capital II

Guarantor:	Vale S.A.

Ticker of Guarantor ADSs / Exchange:	VALE.P / The New York Stock Exchange

Title of securities:	6.75% Guaranteed Notes Due 2012, Series VALE.P-2012 (“Series VALE.P-2012 Notes”)

Aggregate principal amount:	US$649,213,250

Price to public:	100% of principal amount, plus accrued interest, if any, from July 13, 2009

Principal amount per Series VALE.P-2012 Note:	US$50.00

Annual interest rate:	6.75% per year, payable quarterly starting September 15, 2009

Additional remuneration:	Equal to amount of any cash distributions made by the Guarantor to all holders of preferred ADSs, pursuant to a calculation described in the prospectus supplement

Threshold appreciation price:	US$16.13, which is approximately 17.5% over the closing price of the preferred ADSs on the New York Stock Exchange of $13.73 on July 7, 2009 (the “initial price”).

Conversion rate:	If the twenty day market value (as defined in the prospectus supplement) of the preferred ADSs is equal to or greater than US$16.13 then the conversion rate will be 3.0993 preferred ADSs per Series VALE.P-2012 Note (the “minimum conversion rate”), which is equal to US$50.00 divided by US$16.13.

If the twenty day market value of the preferred ADSs is less than US$16.13 but greater than US$13.73, then the conversion rate per Series VALE.P-2012 Note will be equal to US$50.00 divided by the twenty day market value of the preferred ADSs.

If the twenty day market value of the preferred ADSs is less than or equal to US$13.73, then the conversion rate will be 3.6417 preferred ADSs per Series VALE.P-2012 Note (the “maximum conversion rate”), which is equal to US$50.00 divided by US$13.73.

Maturity / mandatory conversion date:	June 15, 2012

Conversion examples:	The following chart shows examples of the number of ADSs that an investor would receive for each note at various twenty day market values.

Number of Preferred
ADSs Received at
Twenty Day Market	Maturity per Series
Value	VALE.P-2012 Note
US$12.00	3.6417
US$13.73	3.6417
US$15.00	3.3333

Number of Preferred
ADSs Received at
Twenty Day Market	Maturity per Series
Value	VALE.P-2012 Note
US$16.13	3.0993
US$18.00	3.0993

The above chart illustrates that:

• if the twenty day market value is greater than or equal to US$16.13 (the threshold appreciation price for the preferred ADSs), we will be obligated to deliver 3.0993 preferred ADSs for each note; as a consequence, the Issuer would receive 14.9% of the appreciation in market price above US$16.13 (the threshold appreciation price) and holders of the notes would receive 85.1% of the appreciation in market price above US$16.13 (the threshold appreciation price),

• if the twenty day market value is greater than US$13.73 (the initial price of the notes) and less than US$16.13 (the threshold appreciation price), the Issuer will be obligated to deliver a number of preferred ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, the Issuer would retain all of the appreciation in the market price of the preferred ADSs, and

• if the twenty day market value is less than or equal to US$13.73 (the initial price of the VALE.P-2012 Notes), the Issuer will be obligated to deliver 3.6417 preferred ADSs per note, regardless of the market price of the preferred ADSs; as a consequence, holders of the notes will bear the full risk of a decline in market price of the preferred ADSs.

Cash-acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per Series VALE.P-2012 Note for each hypothetical stock price and effective date set forth below:

Effective	Preferred ADS Price on Effective Date
Date	$10.00	$12.00	$13.73	$15.00	$16.13	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$40.00	$45.00	$50.00
7/13/2009	3.1175	3.0574	3.0256	3.0107	3.0020	2.9945	2.9928	2.9952	3.0000	3.0060	3.0127	3.0195	3.0356	3.0494	3.0605	3.0694
6/15/2010	3.1892	3.1151	3.0735	3.0531	3.0406	3.0284	3.0236	3.0241	3.0277	3.0329	3.0389	3.0451	3.0594	3.0709	3.0797	3.0861
6/15/2011	3.3309	3.2283	3.1632	3.1290	3.1068	3.0834	3.0714	3.0678	3.0688	3.0721	3.0762	3.0805	3.0894	3.0953	3.0987	3.1006
6/15/2012	3.6417	3.6417	3.6417	3.3333	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993	3.0993

The exact ADS price with respect to Series VALE.P-2012 Notes and effective dates may not be set forth on the table, in which case:

• if the applicable ADS price is between two ADS price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower ADS price amounts and the two dates, as applicable, based on a 365-day year;

• if the applicable ADS price is in excess of US$50.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 3.0993, subject to adjustment; and

• if the applicable ADS price is less than US$10.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 3.6417, subject to adjustment.

Trade date:	July 8, 2009

Settlement date:	July 13, 2009

Joint book-running managers:	Citi and J.P. Morgan

Underwriters’ discount:	0.50%

Proceeds, before expenses, to the Issuer:	US$645,967,184

CUSIP / ISIN:	91912F300 / US91912F3001

Listing:	Issuer will apply to list the Series VALE.P-2012 Notes on the New York Stock Exchange.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi at Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220 (tel: 1-800-831-9146) or J.P. Morgan, Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call 718-242-8002).

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